SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

LANDCADIA HOLDINGS, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

51476W107

(CUSIP Number)

Jhaleh Ghassemi, Director of Finance

Sunley House Capital Management, LLC

Prudential Tower, 800 Boylston Street, Suite 3300

Boston, MA 02199-8069

Tel: 617-951-9400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 5, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51476W107	13D	Page 2 of 12

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Advent International Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,000,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,000,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.6%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA,CO

*

The percentage of shares beneficially owned as set forth in row 13 is based on 23,278,841 shares of common stock of the Issuer outstanding as of August 8, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, for the period ended June 30, 2018, filed on August 9, 2018.

CUSIP No. 51476W107	13D	Page 3 of 12

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sunley House Capital Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,000,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,000,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.6%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA,OO

*

The percentage of shares beneficially owned as set forth in row 13 is based on 23,278,841 shares of common stock of the Issuer outstanding as of August 8, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, for the period ended June 30, 2018, filed on August 9, 2018.

CUSIP No. 51476W107	13D	Page 4 of 12

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sunley House Capital GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,000,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,000,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.6%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

The percentage of shares beneficially owned as set forth in row 13 is based on 23,278,841 shares of common stock of the Issuer outstanding as of August 8, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, for the period ended June 30, 2018, filed on August 9, 2018.

CUSIP No. 51476W107	13D	Page 5 of 12

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sunley House Capital Master Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,000,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,000,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.6%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*

The percentage of shares beneficially owned as set forth in row 13 is based on 23,278,841 shares of common stock of the Issuer outstanding as of August 8, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, for the period ended June 30, 2018, filed on August 9, 2018.

CUSIP No. 51476W107	13D	Page 6 of 12

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the Class A Common Stock, par value $0.0001 per share (the “Common Stock”), of Landcadia Holdings, Inc., a Delaware corporation (the “Corporation” or the “Issuer”). The address of the principal executive office of the Corporation is 1510 West Loop South Houston, TX 77027.

Item 2.	Identity and Background

(a)	& (f) This statement is being filed by the following entities (collectively, the “Reporting Persons” and each individually a “Reporting Person”):

1.	Advent International Corporation, a Delaware corporation (“AIC”).

2.	Sunley House Capital Management LLC, a Delaware limited liability company (“SHCM”).

3.	Sunley House Capital GP LLC, a Delaware limited liability company (“SHGP”).

4.	Sunley House Capital Master Limited Partnership, a Cayman Islands exempted limited partnership (“Master Fund”).

This statement relates to shares of Common Stock held directly by Master Fund. The general partner of Master Fund is SHGP, and SHCM acts as the investment manager to Master Fund. AIC is the sole member of both SHGP and SHCM. Investors invest in one or more of the following feeder funds: Sunley House Capital Fund LP, Sunley House Capital Limited Partnership, Sunley House Capital Fund Ltd. and Sunley House Capital Ltd. (collectively, the “Sunley House Feeder Funds”), which are the limited partners of Master Fund. None of the Sunley House Feeder Funds owns shares of Common Stock directly and none has investment authority over the shares of Common Stock held directly by Master Fund. Information regarding the identity of the executive officers and directors of AIC is set forth on Schedule A attached to this Schedule 13D.

(b) The principal business address of each Reporting Person is 800 Boylston Street, Suite 3300, Boston, MA 02199-8069.

(c) The principal business of AIC is to operate as an investment advisory firm and to make private equity investments. The principal business of SHCM is to operate as an investment advisory firm and to make investments in publicly-traded securities. The principal business of the Master Fund is to provide risk capital for, and make investments in the securities of, publicly-traded companies and other businesses. SHGP serves as the general partner of the Master Fund.

(d) & (e) During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Master Fund used approximately $20,330,000 (including brokerage commissions) of its working capital in the aggregate to purchase the shares of Common Stock reported in this Schedule 13D. Such shares of Common Stock are or may be held from time to time by Master Fund in margin accounts established with

CUSIP No. 51476W107	13D	Page 7 of 12

its brokers or banks and a portion of the purchase price for the Common Stock may be obtained through margin borrowing. Securities positions which may be held in the margin accounts, including the Common Stock, may be pledged as collateral security for the repayment of debit balances in the margin accounts.

Item 4.	Purpose of Transaction.

Master Fund acquired the shares of Common Stock for investment in the ordinary course of business, as it believed that such shares represented an attractive investment opportunity. In addition, the Reporting Persons intend to engage in discussions with the Issuer concerning a potential investment in or other financing involving the Issuer.

In connection with the Master Fund’s investment in the Issuer, and as may be appropriate from time to time, each of the Reporting Persons may also consider the feasibility and advisability of various alternative courses of action with respect to such investment, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of its shares of Common Stock, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above. The Reporting Persons may communicate with the Board, members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board. Except as described in Item 6 and this Item 4, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional securities of the Issuer, dispose of some or all of the shares of Common Stock or such other securities, in each case in open market or private transactions, block sales or otherwise, and review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item 4) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5.	Interests in the Securities of the Issuer.

(a) & (b) As of the date hereof, the Reporting Persons beneficially own, in the aggregate, 2,000,000 shares of Common Stock, which represents approximately 8.6% of the Common Stock issued and outstanding. The following table sets forth the number and percentage of Common Stock owned by each Reporting Persons named in Item 2 of this Schedule 13D. The percentage of Common Stock owned was calculated based on 23,278,841 shares outstanding as of August 8, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, for the period ended June 30, 2018, filed on August 9, 2018.

CUSIP No. 51476W107	13D	Page 8 of 12

Reporting Persons	Number of Shares Beneficially Owned	Percentage of Common Stock
1. Advent International Corporation	2,000,000	8.6%
2. Sunley House Capital Management LLC	2,000,000	8.6%
3. Sunley House Capital GP LLC	2,000,000	8.6%
4. Sunley House Capital Master Limited Partnership	2,000,000	8.6%

To the Reporting Persons’ knowledge, none of the directors or executive officers of the Reporting Persons listed on Schedule A to this Schedule 13D beneficially owned shares of Common Stock as of the date hereof.

(c) No Reporting Person has effected any transactions in the Common Stock during the past 60 days, and to the Reporting Persons’ knowledge, none of the directors or executive officers of the Reporting Persons listed on Schedule A effected any transactions in the Common Stock during within the past 60 days.

(d) & (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the Common Stock.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description:

1	Joint Filing Agreement, dated September 10, 2018, by and among the Reporting Persons

CUSIP No. 51476W107	13D	Page 9 of 12

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

September 10, 2018 Date

Advent International Corporation By: Eileen Sivolella, Authorized Signatory

/s/ Eileen Sivolella
Signature

Sunley House Capital Management LLC By: Advent International Corporation, Manager By: Eileen Sivolella, Authorized Signatory

/s/ Eileen Sivolella
Signature

Sunley House Capital GP LLC By: Advent International Corporation, Manager By: Eileen Sivolella, Authorized Signatory

/s/ Eileen Sivolella
Signature

Sunley House Capital Master Fund Limited Partnership By: Sunley House Capital GP LLC, General Partner By: Advent International Corporation, Manager By: Eileen Sivolella, Authorized Signatory

/s/ Eileen Sivolella
Signature

CUSIP No. 51476W107	13D	Page 10 of 12

SCHEDULE A

Advent International Corporation

The name and present principal occupation of each executive officer and director of Advent International Corporation is set forth below. The business address of each executive officer and director of Advent International Corporation is c/o Advent International Corporation, Prudential Tower, 800 Boylston Street, Suite 3300, Boston, Massachusetts 02199-8069. All of the persons listed below are United States citizens other than James Brocklebank, Patrice Etlin and Jan Janshen. Mr. Brocklebank is a citizen of the United Kingdom; Mr. Etlin is a citizen of Brazil; and Mr. Janshen is a citizen of Germany.

Name	Position with Advent International Corporation	Principal Occupation (if different)
Peter A. Brooke	Director, Chairman Emeritus

Thomas H. Lauer	Director

Richard F. Kane	Senior Vice President of Operations and Business Development & Managing Director; Assistant Secretary

Eileen Sivolella	Senior Vice President & Managing Director; Chief Financial Officer; Treasurer; Assistant Secretary

James R. Westra	Senior Vice President & Managing Partner; Chief Legal Officer; General Counsel

Andrew D. Dodge	Vice President; Deputy General Counsel; Secretary

Heather R. Zuzenak	Chief Compliance Officer

Jarlyth H. Gibson	Risk Officer; Assistant Treasurer

James G.A. Brocklebank	Senior Vice President & Managing Partner; Executive Officers’ Committee Member

Patrice Etlin	Senior Vice President & Managing Partner; Executive Officers’ Committee Member

Jan Janshen	Senior Vice President & Managing Partner; Executive Officers’ Committee Member

David M. Mussafer	Director; Chairman & Managing Partner; Executive Officers’ Committee Member

David M. McKenna	Director; Senior Vice President & Managing Partner; Executive Officers’ Committee Member

Steven M. Tadler	Director; Senior Vice President & Managing Partner

John F. Brooke	Director	Managing Director of Brooke Private Equity Associates (1)

Mark Hoffman	Director

(1)	The business address of Brooke Private Equity Associates is 20 Custom House St., Suite 610, Boston, MA 02110.

CUSIP No. 51476W107	13D	Page 11 of 12

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 51476W107	13D	Page 1 2 of 12

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)	Exhibit 1

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

September 10, 2018 Date

Advent International Corporation By: Eileen Sivolella, Authorized Signatory

/s/ Eileen Sivolella
Signature

Sunley House Capital Management LLC By: Advent International Corporation, Manager By: Eileen Sivolella, Authorized Signatory

/s/ Eileen Sivolella
Signature

Sunley House Capital GP LLC By: Advent International Corporation, Manager By: Eileen Sivolella, Authorized Signatory

/s/ Eileen Sivolella
Signature

Sunley House Capital Master Fund Limited Partnership By: Sunley House Capital GP LLC, General Partner By: Advent International Corporation, Manager By: Eileen Sivolella, Authorized Signatory

/s/ Eileen Sivolella
Signature